UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

Commission File Number 1-13175

VALERO SAVINGS PLAN

VALERO ENERGY CORPORATION

One Valero Way

San Antonio, Texas 78249

VALERO SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative Committee

Valero Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Valero Savings Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying schedule H, line 4i – supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

San Antonio, Texas

June 28, 2005

VALERO SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2004	2003
Assets:
Investments:
Common stock	$32,448,980	$15,909,515
Common/collective trusts	11,168,137	10,383,841
Mutual funds	11,026,940	10,168,120
Participant loans	3,480,207	2,419,039
Money market security	22,425	13,349

Total investments	58,146,689	38,893,864

Receivables:
Employer contributions, net of forfeitures of $2,200,000 and $600,000, respectively	1,617,630	3,082,592
Employee contributions	83,843	70,815
Loan repayment receivable	56,614	41,676
Interest	287	604
Due from brokers for securities sold	22,398	—

Total receivables	1,780,772	3,195,687

Cash	7,892	14,388

Total assets	59,935,353	42,103,939

Liabilities:
Refundable contributions	—	(18,446)

Net assets available for benefits	$59,935,353	$42,085,493

See Notes to Financial Statements.

VALERO SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2004	2003
Investment income:
Interest income	$151,619	$138,943
Dividend income	872,165	597,960
Net appreciation in fair value of investments	17,205,828	5,817,668

Total investment income	18,229,612	6,554,571

Contributions:
Employee	2,521,707	2,265,516
Employer, net of forfeitures	2,552,570	4,113,769

Total contributions	5,074,277	6,379,285

Asset transfers in from other plans:
Asset transfers in from Valero Energy Corporation Thrift Plan	72,436	21,886

	23,376,325	12,955,742

Deductions from net assets:
Withdrawals by participants	(5,481,152)	(5,572,485)
Asset transfers out to Valero Energy Corporation Thrift Plan	(45,313)	(205,935)
Distributions of excess contributions	—	(18,446)

Total deductions	(5,526,465)	(5,796,866)

Net increase in net assets available for benefits	17,849,860	7,158,876

Net assets available for benefits:
Beginning of year	42,085,493	34,926,617

End of year	$59,935,353	$42,085,493

See Notes to Financial Statements.

VALERO SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan

As used in this report, the term Valero may refer, depending upon the context, to Valero Energy Corporation, one or more of its consolidated subsidiaries, or all of them taken as a whole.

Valero Energy Corporation is a publicly held independent refining and marketing company with approximately 20,000 employees. As of December 31, 2004, Valero owned and operated 15 refineries in the United States, Canada and Aruba with a combined throughput capacity, including crude oil and other feedstocks, of approximately 2.5 million barrels per day. Valero markets refined products through an extensive bulk and rack marketing network and a network of more than 4,700 retail and wholesale branded outlets in the United States, Canada and Aruba under various brand names including Valero®, Diamond Shamrock®, Shamrock®, Ultramar® and Beacon®.

Valero’s common stock trades on the New York Stock Exchange under the symbol “VLO.”

The following description of the Valero Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering eligible employees of Valero. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Valero is the plan sponsor. An administrative committee, consisting of persons selected by Valero, administers the Plan. The members of the administrative committee serve without compensation for services in that capacity. Merrill Lynch Trust Company, FSB is the trustee under the Plan and has custody of the securities and investments of the Plan. Merrill Lynch, Pierce, Fenner & Smith Incorporated is the record keeper for the Plan.

Asset Transfers

From time to time, asset transfers occur between the Plan and the Valero Energy Corporation Thrift Plan due to the transfer or reemployment of employees to or from retail store positions.

Participation

Participation in the Plan is voluntary and is open to Valero retail employees who become eligible to participate after completing one year of service and who are 18 years of age. Employees are eligible to participate in Valero’s employer matching contributions after completion of one year of continuous service.

Contributions

Participants can contribute up to 30% of their compensation, as defined in the plan document. Valero contributes $0.60 for every $1.00 of the participant’s contribution up to 6% of compensation. In addition, any employee may make rollover contributions to the Plan. For the years ended December 31, 2004 and 2003, rollover contributions totaled $160,457 and $54,167, respectively, and are included in employee contributions in the statements of changes in net assets available for benefits. Effective July 1,

VALERO SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

2003, a former employee who retains an account balance under the Plan and who has received or who is eligible to receive a distribution from a defined benefit pension plan sponsored by Valero is also eligible to make a rollover contribution to the Plan.

Valero may, at the discretion of the Valero Energy Corporation Board of Directors or such other party as designated by such Board, make profit-sharing contributions to the Plan to be allocated to the accounts of the “Eligible Members” as described in the plan document. For the years ended December 31, 2004 and 2003, the Administrative Committee approved profit-sharing contributions totaling $3,746,517 and $3,799,196, respectively, which were offset by available forfeitures. Employer profit-sharing contributions receivable as of December 31, 2004 and 2003 were funded to the Plan in February of 2005 and 2004, respectively.

The Internal Revenue Code of 1986, as amended (the Code) establishes an annual limitation on the amount of individual pre-tax salary deferral contributions. This limit was $13,000 and $12,000 for the years ended December 31, 2004 and 2003, respectively. Participants who were eligible to make pre-tax contributions and who attained age 50 before the end of the year were eligible to make an additional catch-up pre-tax contribution of up to $3,000 and $2,000 for the years ended December 31, 2004 and 2003, respectively.

Forfeitures

In the event a participant terminates before becoming 100% vested in the employer contributions, the non-vested employer contribution amounts held in the participant’s account will be forfeited. If the terminated participant receives a distribution from the vested portion of his account and he subsequently resumes employment, any portion of the participant’s account forfeited shall be restored if the participant repays to the Plan the full amount of his distribution within five years after reemployment. If the participant incurs five consecutive one-year breaks in service or fails to repay the distribution received from the vested portion of his account, the participant will permanently forfeit the non-vested portion of his account.

Forfeited amounts are used to reduce future employer contributions or defray Plan administrative expenses. For the years ended December 31, 2004 and 2003, employer contributions were reduced by $2,231,983 and $657,227, respectively, related to forfeited non-vested accounts.

Participant Accounts

Employer contributions are credited to an employer account for each participant and employee contributions are credited to an employee account maintained under the Plan for each participant. The employer and employee accounts for each participant are adjusted to reflect all contributions, withdrawals, income, expenses, gains and losses attributable to these accounts.

Vesting

Participants are vested 100% in their employee account at all times. Participants become 20% vested in their employer account for each year of service with 100% vesting after five years of service. Certain participants are subject to accelerated vesting as a result of special Plan provisions associated with past mergers. Participants vest in 100% of profit-sharing contributions if and when years of vesting service equal or exceed five years. However, a participant will be vested in 100% of his account balance upon

VALERO SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

his death, disability, or attainment of normal retirement age, as defined in the plan document, and termination or partial termination of the Plan, as defined in the plan document.

As a result of Valero’s disposition of certain home heating oil operations on July 31, 2003, the account balances of the Ultramar HomEnergy employees became 100% vested as of the sale date, including account balances attributable to matching contributions and profit-sharing contributions. Ultramar HomEnergy employees also became eligible for an allocation of the profit-sharing contribution declared for the 2003 plan year, which totaled $147,583 for Ultramar HomEnergy employees.

Investment Options

Participants direct the investment of 100% of their employee contributions and may transfer existing account balances into any of the funds offered. The funds offered include the Valero Energy Corporation Common Stock Fund, common/collective trusts, mutual funds, and Multi-Cap Core Fund investments. Investments in the Multi-Cap Core Fund are comprised of investments in Vanguard PRIMECAP Fund (a mutual fund) and a money market security. Valero makes non-cash employer contributions of its common stock, which may be transferred by participants to any other investment option offered.

Withdrawals and Distributions

A participant’s vested account balance will be distributed after the later of reaching normal retirement age (generally age 65) or termination from employment, unless the participant elects an earlier distribution of his vested account balance at the earlier of termination from employment or age 59½. Distributions can be made in the form of a single lump-sum cash payment or monthly installments not to exceed five years. The participant can also elect that those funds in the Valero Common Stock Fund be distributed in the form of Valero common stock as:

•	A single payment; or

•	For distributions elected through June 30, 2002, annual installments over a period not to exceed the greater of his life expectancy or ten years; or

•	For distributions effective on or after July 1, 2002, annual installments over a period not to exceed five years.

If a participant’s vested account balance is $5,000 or less, it will be distributed as soon as practicable after the earlier of the participant’s termination from employment or April 1 of the calendar year after the calendar year in which the participant attains age 70½. Effective March 28, 2005, the $5,000 threshold was reduced to $1,000.

In the event of hardship, participants may withdraw a portion of their vested account balance, subject to Administrative Committee approval. Hardship distributions may not be made more often than once in any six-month period.

Upon completion of five years of participation in the Plan, a participant can elect to withdraw any amount credited to his after-tax contribution account, matching contributions account and profit-sharing contributions account. Additionally, the participant is eligible to elect another withdrawal upon the completion of 36 months from the date of a previous withdrawal.

VALERO SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Participant Loans

Participants may borrow a minimum of $500. The maximum loan amount a participant may have outstanding is restricted to the lesser of:

a)	$50,000, reduced by the excess of (i) the highest outstanding balance of the participant’s loans during a one-year period over (ii) the participant’s then currently outstanding loan balance on the day any new loan is made, or

b)	one-half of the current value of the participant’s vested interest in his account balance.

The participant may elect a repayment term of up to five years for general-purpose loans or up to 15 years for the purchase of a primary residence. The loan is secured by a lien on the participant’s vested account balance and bears interest at a reasonable rate as determined by the Administrative Committee, presently at prime plus 1%. As of December 31, 2004, interest rates on outstanding participant loans ranged from 5.0% to 11.5%. Principal and interest is repaid through payroll deductions. A participant can have two loans outstanding at any time.

Plan Expenses

Valero pays the administrative expenses of the Plan and provides certain other services at no cost to the Plan. During the years ended December 31, 2004 and 2003, Valero paid administrative expenses of $108,692 and $121,367, respectively.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting in accordance with United States generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates that affect the amounts of assets and changes therein reported in the financial statements, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments

The Plan’s investments are stated at fair value. Valero common stock is valued at its quoted market price as of December 31. Shares of mutual funds are valued at the net asset value of shares held by the Plan as of December 31. The investments in common/collective trusts are stated at fair value as determined by the issuer of the fund based on the fair value of the underlying assets. Money market securities and participant loans are valued at cost, which approximates fair value.

Income Recognition

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net appreciation (depreciation) in fair value of investments consists of net realized gains and losses on the sale of investments and net unrealized appreciation (depreciation) of investments.

VALERO SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Withdrawals by Participants

Withdrawals by participants are recorded when paid.

Risks and Uncertainties

The Plan’s investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term.

3. Investments

Investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2004	2003
Valero Energy Corporation common stock	$32,448,980	$15,909,515
Merrill Lynch Retirement Preservation Trust	9,806,701	9,064,028
The Oakmark Equity and Income Fund	4,798,266	4,542,564
Participant loans	3,480,207	2,419,039

The Plan’s investment in shares of Valero common stock represents 55.8% and 40.9% of total investments as of December 31, 2004 and 2003, respectively.

During the years ended December 31, 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	Years Ended December 31,
	2004	2003
Common stock	$16,211,512	$3,338,849
Common/collective trusts	132,011	331,468
Mutual funds	862,305	2,147,351

Net appreciation in fair value of investments	$17,205,828	$5,817,668

For the years ended December 31, 2004 and 2003, dividend income included $209,088 and $139,193, respectively, of dividends paid on Valero common stock.

4. Party in Interest Transactions

Certain Plan investments are shares of Valero common stock, and mutual funds and common/collective trusts managed by Merrill Lynch. Transactions in these investments qualify as party in interest transactions.

VALERO SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

5. Plan Termination

Although it has not expressed any intent to do so, Valero has the right under the Plan to discontinue or reduce its contributions and to terminate the Plan at any time subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their employer accounts.

6. Tax Status

The Internal Revenue Service has determined and informed Valero by a letter dated September 30, 2002, that the Plan is designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the Administrative Committee believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit Plan:

	December 31,
	2004	2003
Net assets available for benefits per the financial statements	$59,935,353	$42,085,493
Amounts allocated to withdrawing participants	(7,513)	(13,890)

Net assets available for benefits per the Form 5500	$59,927,840	$42,071,603

The following is a reconciliation of withdrawals by participants per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit Plan:

	Years Ended December 31,
	2004	2003
Withdrawals by participants per the financial statements	$5,481,152	$5,572,485
Add: Amounts allocated to withdrawing participants as of end of year	7,513	13,890
Less: Amounts allocated to withdrawing participants as of beginning of year	(13,890)	(3,907)

Benefits paid to participants per the Form 5500	$5,474,775	$5,582,468

VALERO SAVINGS PLAN

EIN: 13-3663331

Plan No. 008

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2004

Identity of Issue/Description of Investment	Current Value
Common stock:
*Valero Energy Corporation	$32,448,980

Common/collective trusts:
*Merrill Lynch Retirement Preservation Trust	9,806,701
*Merrill Lynch Equity Index Trust	1,361,436

11,168,137

Mutual funds:
The Oakmark Equity and Income Fund	4,798,266
*Merrill Lynch Basic Value Fund	1,967,396
Vanguard PRIMECAP Fund	2,215,931
American Century Ultra Fund	745,762
*Merrill Lynch Intermediate Corporate Bond Fund	651,172
Templeton Foreign Fund	187,435
American Funds EuroPacific Growth Fund	179,504
AIM Income Fund	90,113
Fidelity Magellan Fund	78,913
*Merrill Lynch Global Allocation Fund	75,022
MFS Massachusetts Investors Growth Stock Fund	37,426

11,026,940

*Participant loans (interest rates ranging from 5.0% to 11.5%)	3,480,207

Money market security:
*Merrill Lynch Retirement Reserves	22,425

Total	$58,146,689

*	Party in interest to the Plan.

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VALERO SAVINGS PLAN

By:	/s/ Keith D. Booke
Keith D. Booke
Chairman of the Administrative Committee and
Executive Vice President and Chief Administrative Officer,
Valero Energy Corporation

Date: June 28, 2005